Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS ANNUAL MEETING OF LIMITED PARTNERS

ATHENS, GREECE, September 8, 2017 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens on September 8, 2017. At that meeting:

1.	Rory Hussey was elected to act as a Class I Director until the Partnership’s 2020 annual meeting of Limited Partners (“Proposal One”);

2.	The appointment of Deloitte Certified Public Accountants S.A., as independent registered public accounting firm for the fiscal year ending December 31, 2017, was ratified (“Proposal Two”).

No other actions were taken at the meeting.

Proposal One was approved by 93.18% of the Partnership’s common units entitled to vote and represented at the meeting (excluding common units owned by the Partnership’s sponsor, Capital Maritime & Trading Corp. (“Capital Maritime”), and its affiliates). Proposal Two was approved by 99.15% of the Partnership’s common units and Class B Convertible Preferred Units entitled to vote and represented at the meeting, voting together as a single class (representing 86.90% of the Partnership’s outstanding common units and Class B Convertible Preferred Units).

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A., Repsol Trading S.A., and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Gerasimos (Jerry) Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.